James Advantage Funds
1290 Broadway, Suite 1100
Denver, Colorado 80203

June 30, 2015

VIA EDGAR

Ms. Stephanie Rui
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	James Advantage Funds (the “Registrant”) Form N-1A Amendement No. 37 File Nos. 811-8411, 333-37277

Dear Ms. Rui:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 37 (“PEA 37”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”) and Post-Effective Amendment No. 38 under the Investment Company Act of 1940, as amended (the “1940 Act”).

PEA 37 amends the registration statement on Form N-1A previously filed on April 15, 2015, and is being filed primarily to include within the body of the prospectus and statement of additional information certain changes responsive to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on June 1, 2015, as well as to include certain other data that was not available at the time of the initial filing and certain other non-material changes.

Set forth in the numbered paragraphs below are the Staff’s oral comments, accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 37.

Ms. Stephanie Rui
June 30, 2015

I. General

1.	Staff Comment: The Registrant is advised to include the language required by the Tandy letter in its response to the Staff’s comments.

Registrant’s Response:  This comment has been complied with below.

II.	Prospectus

1.	Staff Comment: In the “Sector Risk” disclosure on page 3 of the Prospectus, please indicate whether the Fund will invest in any particular sector and, if so, please disclose the sectors in which the Fund will invest.

Registrant’s Response:  The Registrant intends to invest in all economic sectors. The following disclosure has been added to the “Sector Risk” disclosure on page 3 of the Prospectus:

“The Fund may invest in all economic sectors and does not intend to overweight or underweight investments in any particular sector as part of its ongoing strategy. The Fund may overweight or underweight sectors based on its research for temporary periods.”

2.	Staff Comment: Please revise the “Potential Conflicts of Interest” heading on page 4 of the Prospectus to read “Payments to Broker-Dealers and Other Financial Intermediaries” in compliance with Item 8 of Form N-1A.

Registrant’s Response:  This comment has been complied with.

3.	Staff Comment: Please confirm in correspondence that the JCA 60+ Strategy described in the “Historical Performance of the Adviser’s JCA 60+ Strategy Accounts” section on page 7 of the Prospectus is substantially similar to the Fund’s investment strategy.

Registrant’s Response:  The JCA 60+ Strategy is substantially similar to the investment strategy used by the Fund.

4.	Staff Comment: We note that you refer to both James Investment Research, Inc. and James Capital Alliance, Inc. in the historical performance section on page 7 of the Prospectus. Please confirm in correspondence that the personnel at both entities are the same.

Registrant’s Response:  James Investment Research, Inc. and James Capital Alliance, Inc. have the same portfolio management and research personnel.

Ms. Stephanie Rui
June 30, 2015

5.	Staff Comment: On page 7 of the Prospectus, you state that the investment objectives, policies and strategies of the JCA 60+ Strategy Accounts summarized in the historical performance section are “substantially similar to those of the Aggressive Allocation Strategy.” Please revise this disclosure to clarify that that the Aggressive Allocation Strategy refers to the Fund.

Registrant’s Response:  This comment has been complied with. The second sentence of the “Historical Performance of the Adviser’s JCA 60+ Strategy Accounts” section on page 7 of the Prospectus has been revised as follows to clarify that the “Aggressive Allocation Strategy” refers to the Fund:

“The performance below includes all accounts with investment objectives, policies, and strategies substantially similar to those of the Aggressive Allocation Strategy used by the Fund.”

6.	Staff Comment: The first paragraph of the “Historical Performance of the Adviser’s JCA 60+ Strategy Accounts” section on page 7 of the Prospectus contains a disclosure regarding the material differences between Fund’s strategy and the accounts presented. Please confirm in correspondence that these differences will not alter the conclusion that the accounts are substantially similar to the Fund.

Registrant’s Response:  The Fund and the accounts presented are substantially similar despite the differences summarized in the historical performance section of the Prospectus.

7.	Staff Comment: In the historical performance section on page 7 of the Prospectus, we note that the performance calculations presented are net of the estimated management fees of the Fund. Please confirm and disclose that adjusting the fees to match the Fund’s fees does not increase the performance of the accounts presented in the Prospectus. Please also confirm and disclose that the accounts presented are not subject to restrictions imposed by investment limitations, diversification requirements, and other conditions of the Internal Revenue Code.

Registrant’s Response:   The Registrant confirms that adjusting the fees for the accounts presented to match the Fund’s estimated fees does not increase the performance. The disclosure in the historical performance section on page 7 of the Prospectus has been revised as follows:

“The accounts are subject to a wrap fee arrangement and no separate brokerage commissions are applied to the accounts.  The performance presented is net of the estimated management fees of the James Aggressive Allocation Fund (not the actual management fee charged to the accounts) and all other expenses, including hypothetical transaction costs and brokerage commissions, had these been charged on a transaction basis rather than a wrap basis. The application of the estimated management fees and brokerage commission to the accounts does not increase the performance presented. The accounts are not subject to the restrictions on investment limitations, diversification requirements, and other conditions of the Internal Revenue Code that will apply to the Fund.”

Ms. Stephanie Rui
June 30, 2015

8.	Staff Comment: Preceding the tables in the “Annual Return” section on page 8 of the Prospectus, please also include the Annual Average Total Returns table from Item 4 of Form N-1A containing performance information for the past 1, 5, and 10 years.

Registrant’s Response: Comment complied with. The Annual Total Return table has been added to page 8 of the Prospectus.

9.	Staff Comment: Please confirm in correspondence that the Adviser has the records required under Rule 204-2(a)(16) of the Investment Advisers Act of 1940 to support the performance data presented on pages 7 and 8 of the Prospectus.

Registrant’s Response:  The Registrant confirms that the Adviser has these records.

III. Statement of Additional Information

1.	Staff Comment: In the list of officers of the Fund on page 34 of the Statement of Additional Information (“SAI”), please provide the principal occupations for the past five years for each of Lesley Ott, Richard Brian Culpepper, Amy Broerman, and Jennell Panella.

Registrant’s Response:  This comment has been complied with.  The disclosure regarding each of Lesley Ott, Richard Brian Culpepper, Amy Broerman, and Jennell Panella on page 34 of the SAI has been revised as follows:

Ms. Stephanie Rui
June 30, 2015

Lesley Ott James Investment Research, Inc. 1349 Fairground Road Beavercreek, OH 45385 Age: 31	Chief Compliance Officer since 2012
Chief Compliance Officer, James Investment Research, Inc. and James Capital Alliance, Inc. (since 2012), Deputy Chief Compliance Officer, James Investment Research, Inc. and James Capital Alliance, Inc. (2010-2012), Operations Associate, James Capital Alliance, Inc. (2006-2010).

Richard Brian Culpepper James Investment Research, Inc. 1349 Fairground Road Beavercreek, OH 45385 Age: 42	Assistant Secretary since 2011	Vice President, James Investment Research, Inc. (since 2014), First Vice President of James Investment Research, Inc. (since 2009).
Amy Broerman James Investment Research, Inc. 1349 Fairground Road Beavercreek, OH 45385 Age: 42	Treasurer since 2012	Assistant Vice President of Operations, James Investment Research, Inc. (since 2012), Assistant Treasurer of James Advantage Funds (2002-2012).
Jennell Panella c/o ALPS Fund Services, Inc. 1290 Broadway, Ste. 1100 Denver, CO 80203 Age: 39	Assistant Treasurer since 2013	Fund Controller of ALPS Fund Services, Inc. (since June 2012), Financial Reporting Manager, Parker Global Strategies, LLC (2009-2012).

2.	Staff Comment: We note that page 35 of the SAI states that the fund has five trustees. Please revise this disclosure to reflect that the Fund has six trustees.

Registrant’s Response:  This comment has been complied with.

* * * *

The Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The SEC Staff is kindly requested to address any comments on this filing to Mr. Peter H. Schwartz, Esq. of Davis Graham & Stubbs LLP, counsel to the Registrant, at 303.892.7381.

Ms. Stephanie Rui
June 30, 2015

Sincerely,

/s/ Thomas L. Mangan
Thomas L. Mangan
Secretary and Chief Financial Officer

Enclosure
cc:            Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP